EXHIBIT 12 COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES For Twelve Months Ended June 30, 2001 (Dollar Amounts in Thousands)
Monongahela Power Company

Earnings:
     Net Income
     Fixed charges (see below)
     Income taxes
     Amortization of capitalized interest
     Income distributions of equity investees
     Less: Capitalized interest
           Inc from unconsolidated equity
           investees

Total earnings

Fixed Charges:
     Interest on long-term debt
     Other interest
     Estimated interest
          component of rentals

     Total fixed charges

Ratio of Earnings to Fixed Charges

$102,312 55,122 54,342 15 8,318 (1,072) (5,310) $213,727 $ 48,326 3,311 3,485 $ 55,122 3.88